Reynolds enters into a definitive agreement to sell CSI Asia (excluding Japan) and GP Guangzhou

Lake Forest, Illinois - 14 November 2017 - (BUSINESS WIRE) -Reynolds Group Holdings Limited (“Reynolds Group”) today announced that it has entered into an agreement to sell the Asian packaging operations (excluding Japan) of Closure Systems International (“CSI Asia”) and Graham Packaging Guangzhou Co. Ltd to Pact Group Holdings Limited. The sale price payable on completion is $99 million, subject to certain adjustments, including adjustments based upon Adjusted EBITDA for the 2017 financial period, closing date net debt and working capital.
The transaction is expected to close in the first quarter of 2018, pending final regulatory approvals and the satisfaction of other customary closing conditions.

About Reynolds Group
Reynolds Group is a leading global manufacturer and supplier of consumer food and beverage packaging and storage products: Reynolds Group is based in Lake Forest, Illinois. Additional information regarding Reynolds Group is available at www.reynoldsgroupholdings.com

Enquiries:

Reynolds Group Holdings Limited
Joseph E. Doyle
Joseph.Doyle@RankNA.com
+847-482-2409